UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.



1Q13 Results

© CPFL Energia 2013. All rights reserved.

Disclaimer

This presentation may contain statements that represent expectations about future events or results according to Brazilian and international securities regulators. These statements are based on certain assumptions and analyses made by the Company pursuant to its experience and the economic environment, market conditions and expected future events, many of which are beyond the Company's control. Important factors that could lead to significant differences between actual results and expectations about future events or results include the Company's business strategy, Brazilian and international economic conditions, technology, financial strategy, developments in the utilities industry, hydrological conditions, financial market conditions, uncertainty regarding the results of future operations, plans, objectives, expectations and intentions, among others. Considering these factors, the Company's actual results may differ materially from those indicated or implied in forward-looking statements about future events or results.

The information and opinions contained herein should not be construed as a recommendation to potential investors and no investment decision should be based on the truthfulness, timeliness or completeness of such information or opinions. None of the advisors to the company or parties related to them or their representatives shall be liable for any losses that may result from the use or contents of this presentation.

This material includes forward-looking statements subject to risks and uncertainties, which are based on current expectations and projections about future events and trends that may affect the Company's business. These statements may include projections of economic growth, demand, energy supply, as well as information about its competitive position, the regulatory environment, potential growth opportunities and other matters. Many factors could adversely affect the estimates and assumptions on which these statements are based.

After 12 years, CPFL Energia's residential consumption per consumer is back to 2001 pre-rationing level

CPFL ENERGIA

CPFL Energia | Residential consumption per consumer (kWh/month)[1]



206
208
155
168
165
171
174
179
183
191
196
201
204
211
1Q00
1Q01
1Q02
1Q03
1Q04
1Q05
1Q06
1Q07
1Q08
1Q09
1Q10
1Q11
1Q12
1Q13

Consumption drivers[2]	2004	2012	Variation
Macroeconomic			
Unemployment rate - average (%)	11.5	5.5	-6.0 p.p.
Total income (seasonally adjusted) - R$ billion	322	504	57%
Minimum wage - R$ (in real terms)	396	628	59%
Credit granted (daily average – seasonally adjusted - R$ million)[5]	2,410	3,917	63%
Urbanization rate (%)	82.7	85.0[6]	+2.3 p.p.
Gini Index (income distribution)	0.535	0.520[3]	-3%
Ownership indicators - Refrigerator (% households)	87.3	93.4[4]	+6.1 p.p.
Ownership indicators - TV (% households)	90.3	95.7[4]	+5.4 p.p.
Ownership indicators - Washing machine (% households)	34.3	44.3[4]	+10.0 p.p.
Demography			
Household density (inhabitants/residence)	3.5	3.1	-0.4
Energy efficiency			
Refrigerator (kWh/year)	433	345	-20%
Washing machine (kWh/year)	72	67	-7%

1) Source: CPFL Energia. 2) Sources: IBGE, Bacen, PNAD, EPE – PDEE 2021 and Ministry of Cities. 3) 2010 – last available data. 4) 2009 – last available data. 5) Constant currency. 6) 2011 – last available data

Changes in macroeconomic context in recent years favored emerging economies...

CPFL ENERGIA

	Beginning of 21st century	Today
World	• Central players: developed economies • Crises spread quickly and dramatically among emerging markets • Financial volatility	• Central players: emerging markets • Crises affect mainly central economies • Emerging markets have greater autonomy
Brazil	• High interest rates (Selic): **19.5% p.a.**[2] • High country risk: **1,525 points**[2] • High public debt: **60.4% of GDP**[1] • Low level of international reserves: **US$ 38 billion**[2] • Little attractiveness to foreign capital • 20% richest: **63.7% of income**[5] • Energy crisis	• Strong domestic market • Low and stable interest rates (Selic): **7.25% p.a.**[4] • Low country risk: **147 points**[4] • Lower public debt: **35.2% of GDP**[3] • International reserves: **US$ 379 billion**[3] • Regional decentralization • Intensification of social policies • 20% richest: **57.7% of income**[5] • Policies to encourage investment • Investments in infrastructure: **R$ 204.4 billion** only in **PAC 2**[3]
	GDP 1991-2000: **2,7%** p.a.	GDP 2003-2012: **3,6%** p.a.

1) Data of 2002. 2) Data of Dec, 2002. 3) Data of 2012. 4) Data of Dec, 2012. 5) Data of 2001. 6) Data of 2011. Sources: Brazilian Central Bank, JP Morgan, Ministry of Finance and IBGE.

Perspectives are positive: residential consumption per consumer will continue growing

CPFL ENERGIA

Demography[1] | million


195
206
3.1 inhabitants/ residence
2.7 inhabitants/ residence
63
76
2012
2021
Population
Households

Largest economies[2] | GDP in US$ trillion

	2012		2030 - Estimates	
1	USA	15.7	China	73.5
2	China	8.3	USA	38.2
3	Japan	6.0	India	30.3
4	Germany	3.4	Brazil	12.2
5	France	2.6	Indonesia	9.3
6	UK	2.4	Japan	8.4
7	Brazil	2.0	Germany	8.2
8	Italy	2.0	Italy	6.6

Energy efficiency, household appliances ownership and household consumption in Brazil[3]

Year 2012

186 kWh/month

+23%

Equipment	Unit consumption (kWh / year)			Ownership (units / 100 households)		
	2012	2021	Var	2012	2021	Var
Air conditioning	449	414	-7.8%	22	28	27.3%
Refrigerator	345	314	-9.0%	98	100	2.0%
Freezer	512	450	-12.1%	18	15	-16.7%
Electric shower[4]	484	501	3.5%	72	70	-2.8%
Washing machine	67	62	-7.5%	65	75	15.4%
TV	148	144	-2.7%	142	172	21.1%
Lamps	38	17	-55.3%	757	765	1.1%

Year 2021

229 kWh/month

1) Source: EPE. 2) Source: IMF, Roland Berger and Standard Chatered Bank. 3) Source: EPE. Ten-Year Energy Plan 2021 and Technical Note DEA 16/12 – Energy Efficiency for the next 10 years (2012-2021). 4) Corresponds to the number of households that use only the electric shower.

New methodology for Spot Prices | Resolution CNPE no. 3

CPFL ENERGIA

Spot price formation was changed to better reflect hydrologic risk and improve safety of the system

Out of merit order

Assets dispatched by safety reasons are divided among all consumers (captive and free)

Merit order

Until Mar-13

New methodology for Spot Prices | Resolution CNPE no. 3

Spot price formation was changed to better reflect hydrologic risk and improve safety of the system

Until Mar-13

- **Out of merit order**: Assets dispatched by safety reasons are divided among all consumers (captive and free)
- **Merit order**

Apr-13 to Jul-13

- **Out of merit order**:
  - **50%**: Divided among all agents via sector charges (Energetic Safety Charge)
  - **50%**: Portion incorporated to spot prices, divided by **agents with exposure** in the short term market
- **Merit order**

New methodology for Spot Prices | Resolution CNPE no. 3

Spot price formation was changed to better reflect hydrologic risk and improve safety of the system


Out of merit order
Assets dispatched by safety reasons are divided among all consumers (captive and free)
Merit order
Until Mar-13
50%
Divided among all agents via sector charges (Energetic Safety Charge)
50%
Portion incorporated to spot prices, divided by **agents with exposure** in the short term market
Merit order
Apr-13 to Jul-13
Out of merit order
Divided among all agents via sector charges (Energetic Safety Charge)
Merit order
After Aug-13

Reduction of Energetic Safety Charges (ESS) 2013[1]: R$ 900 million
(from R$ 6 billion to R$ 5.1 billion)

1) PSR estimates.

Storage Conditions | Rationing risks have faded away in 2013

Rainfall at main basins | % long-term average



Paranaíba (26.7% SIN)
106.0%
61.5%
78.6%
65.9%
98.1%
98.0%
Nov/12
Dec/12
Jan/13
Feb/13
Mar/13
Apr/13
Grande (18.4% SIN)
95.3%
76.4%
91.8%
78.3%
95.5%
114.7%
Nov/12
Dec/12
Jan/13
Feb/13
Mar/13
Apr/13
São Francisco (17.5% SIN)
150.0%
32.4%
88.3%
27.6%
69.6%
99.9%
Nov/12
Dec/12
Jan/13
Feb/13
Mar/13
Apr/13

Reservoir levels at National Integrated System (SIN)

% of total



100
80
60
40
20
0
30,6
37,8
46,1
54,7
61,5
60,7
May 6 (actual): 61.6%
39,7
40,5
40,7
37,8
34,9
34,1
32,1
27,6
23,7
24,1
24,2
32,5
Dec /12
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2001
2002
2008
2009
2012
2013
2013 (ONS)

Rationing risks for 2013[1]

PSR



9.0%
4.3%
0.0%
0.0%
0.0%
January perspective
February perspective
March perspective
April perspective
May perspective

1) Considering full thermal dispatch until the end of April. Estimated natural affluent energy at SIN (% of long term avg): 68% in Jan, 89% in Feb, 77% in Mar, 91% in Apr and 96% in May. From Feb to May, reduction of 1.0 GW in thermal capacity due to downtime in some plants.

Highlights 1Q13


100
anos
GERANDO
HISTÓRIAS
CPFL
ENERGIA

- Energy sales were up **4.0%** in the **concession area**
- Conclusion of **tariff review process at CPFL Paulista** in Apr/13, with a tariff readjustment of **5.48%**
- Disbursement of **R$ 698 million from sector fund (CDE)**, according to decree 7,945/13
- Investments of **R$ 532 million**
- Payment of 2012 **complementary dividends** , in the amount of **R$ 456 million**
- Increase of **8.3% in average daily trading volume** (BM&FBovespa + NYSE), reaching R$ 38.4 million
- **CPFL Santa Cruz** was winner of **IASC 2012** – ANEEL's Consumer Satisfaction Index – among discos from South and Southeast with up to 400 thousand consumers
- **CPFL Santa Cruz** ranked 1st place in **ANEEL's Service Quality Ranking**
- **CPFL Paulista, CPFL Piratininga** and **RGE** were also recognized by the quality of services, being ranked among the top 12 in ANEEL's ranking
- **1st place** in Utilities sector in the ***Sector Leader Award 2013***, organized by Environmental Tracking Global Carbon Rankings

1Q13 Energy sales

Sales in the concession area (GWh)



+4.0%
13,938
14,491
3,718
+9.6%
4,077
10,220
+1.9%
10,414
1Q12
1Q13
TUSD
Captive (Distribution)

Sales in the concession area

Consumption segment | GWh



13,938
301
144
90
18
14,491
+8.3%
+6.3%
+1.5%
+0.9%
+4.0%
1Q12
Residential
Commercial
Industrial
Others
1Q13

Sales growth in the concession area

Comparison by region | %



Brazil
2.5
4.0
CPFL ENERGIA
Southeast
2.1
5.2
CPFL ENERGIA
South
0.1
-1.6
CPFL ENERGIA

1) Source: EPE

1Q13 Energy sales

Total energy sales[1] (GWh)



Pro forma[2]
+5.2%
14,006
14,737
447
+55.0%
693
3,339
+8.7%
3,630
10,220
+1.9%
10,414
1Q12
1Q13
CPFL Renováveis[3]
Commercialization + Conventional generation
Captive

Highlights

- EPASA's dispatch for energy safety
- Expansion of CPFL Renováveis
  - Santa Clara wind farms
  - Bons Ventos wind farms
  - Salto Góes SHPP
- Higher sales to free consumers in the Commercialization segment

Installed capacity | MW



CAGR = 12%
854
1,704
2,961
726
2,234
3,327
1,093
2,234
2004
2008
2012
2016 (e)
Conventional generation
CPFL Renováveis (63%)

CPFL Brasil | number of consumers



Total 1Q12:
172
38
134
Total 1Q13:
262
18
13
52
179
Inside the concession area
Outside the concession area
Clients captured between January and March 2013

1) Disregard CCEE and sales to related parties. 2) Take into account Foz do Chapecó, Baesa, Enercan and Epasa, which are accounted for by the equity method, according to IFRS 11. 3) Take into account 100% of CPFL Renováveis (IFRS).

1Q13 Results

	Net Revenues[1]		EBITDA		Net Income	
	+10.7%		+7.8%		-1.8%	
IFRS	1Q12 R$ 3.123 million	1Q13 R$ 3.457 million	1Q12 R$ 979 million	1Q13 R$ 1.055 million	1Q12 R$ 413 million	1Q13 R$ 405 million
	+18.5%		+6.8%		+2.8%	
IFRS + Proportional consolidation of generation[2] + Regulatory Assets & Liabilities - Non-recurring items	1Q12 R$ 3.042 million	1Q13 R$ 3.604 million	1Q12 R$ 1.059 million	1Q13 R$ 1.131 million	1Q12 R$ 399 million	1Q13 R$ 410 million

	EBITDA		Net income	
	1Q12	1Q13	1Q12	1Q13
Proportional consolidation of conventional generation (A)	+ 96	+ 71		
Regulatory Assets & Liabilities (B)	- 21	- 147	- 16	- 95
Legal and judicial expenses and indemnities		- 73		- 48
Exposure to MRE (GSF)		- 66		- 44
Physical inventory of discos' assets	- 5		- 3	
Write-down of Epasa's assets		- 13		- 8
Non-recurring items (C)	- 5	- 152	- 3	- 100
Total (A+B-C)	+ 80	+ 76	- 13	+ 5

1) Excluding construction revenues. 2) Foz do Chapecó, ENERCAN, BAESA and EPASA.

Decree #7,945 | Methodology

Full coverage by sector fund CDE through **monthly disbursements**

PM 579 Effects	1 **Involuntary exposure** Allocation of quotas was insufficient to fulfill discos' contracting needs, exposing them to spot prices

Decree #7,945 | Methodology

Full coverage by sector fund CDE through monthly disbursements

PM 579 Effects	
	1 Involuntary exposure Allocation of quotas was insufficient to fulfill discos' contracting needs, exposing them to spot prices
	2 Hydrology risk Hydrology risks stemming from assets extended by PM579 are now passed on to consumers

Decree #7,945 | Methodology

Full coverage by sector fund CDE through monthly disbursements

PM 579 Effects	1	**Involuntary exposure** Allocation of quotas was insufficient to fulfill discos' contracting needs, exposing them to spot prices
	2	**Hydrology risk** Hydrology risks stemming from assets extended by PM579 are now passed on to consumers
Thermal dispatch	3	Thermal dispatch out of merit order since Jan-13 increases **Energy Security Charges (ESS)**

CPFL ENERGIA

Full coverage by sector fund CDE through **monthly disbursements**

PM 579 Effects	**1 Involuntary exposure** Allocation of quotas was insufficient to fulfill discos' contracting needs, exposing them to spot prices
	2 Hydrology risk Hydrology risks stemming from assets extended by PM579 are now passed on to consumers
Thermal dispatch	**3** Thermal dispatch out of merit order since Jan-13 increases **Energy Security Charges (ESS)**

Total or partial anticipation of **CVA balance**, to limit the impact of tariff readjustments to consumer in 3%[1]

Accumulated costs not covered by tariff (CVA)	**4** Energy contracts based on availability are subject to spot price variations and out of merit order dispatch, which **were not covered by tariff** until Dec-12 (non-manageable costs)

1) RGE periodic tariff review: Jun-13 and CPFL Piratininga annual tariff adjustment: Oct-13.

Decree #7,945 | Disbursements from sector fund CDE in 2013

CPFL ENERGIA

Full coverage by sector fund CDE through **monthly disbursements**

PM 579 Effects	**R$ 105 million** (1Q13)
Thermal dispatch	**R$ 222 million** (1Q13)

Total or partial anticipation of **CVA balance**,
to limit the impact of tariff readjustments to consumer in 3%[1]

Accumulated costs not covered by tariff (CVA)	**Tariff ratification for CPFL Paulista (Apr-13)** **R$ 371 million**

1) RGE periodic tariff review: Jun-13 and CPFL Piratininga annual tarif adjustment: Oct-13.

Decree #7,945 | Disbursements from sector fund CDE in 2013

CPFL ENERGIA

Full coverage by sector fund CDE through **monthly disbursements**

PM 579 Effects	**R$ 105 million** (1Q13)
Thermal dispatch	**R$ 222 million** (1Q13)

Total or partial anticipation of **CVA balance**,
to limit the impact of tariff readjustments to consumer in 3%[1]

Accumulated costs not covered by tariff (CVA)	**R$ 243 million** (CVA Energy Purchases 2012)
	R$ 44 million (ESS 2012)
	R$ 84 million (CVA Energy Purchases Jan-13)

1) RGE periodic tariff review: Jun-13 and CPFL Piratininga annual tarif adjustment: Oct-13.

Decree #7,945 | Disbursements from sector fund CDE in 2013

CPFL ENERGIA

Full coverage by sector fund CDE through **monthly disbursements**

PM 579 Effects	**R$ 105 million** (1Q13)
Thermal dispatch	**R$ 222 million** (1Q13)

Total or partial anticipation of **CVA balance,**
to limit the impact of tariff readjustments to consumer in 3%[1]

Accumulated costs not covered by tariff (CVA)	**R$ 243 million** (CVA Energy Purchases 2012)
	R$ 44 million (ESS 2012)
	R$ 84 million (CVA Energy Purchases Jan-13)

Accounted as
recovery of costs

Energy purchases
R$ 432 million

+

Sector charges
R$ 266 million

Total 1Q13
R$ 698 million

1) RGE periodic tariff review: Jun-13 and CPFL Piratininga annual tarif adjustment: Oct-13.

1Q13 Results

EBITDA | R$ million



+6.8%
+4.7%
1,059
16
1,075
357
(162)
(145)
1,126
5
1,131
1Q12 EBITDA adjusted
Regulatory and Non-recurring
1Q12 EBITDA IFRS+Conv. Gener.¹
Net Revenue²
Energy costs and charges
PMSO³+ Private Pension Fund
1Q13 EBITDA IFRS+Conv.Gener¹
Regulatory and Non-recurring
1Q13 EBITDA adjusted¹

- **11.3% increase in Net Revenues[2] (R$ 357 million)**
  - Distribution (-R$ 463 million): -12,6% average tariff readjustment (- R$ 503 million in captive market and - R$ 83 million in TUSD – free consumers), captive market growth/mix (+R$ 101 million) and Others (+ R$ 22 million)
  - CPFL Renováveis (R$ 101 million), Conv. Generation (R$ 72 million) and Commercialization and Services (R$ 168 million)
  - Deductions from Revenues: decrease in sector charges and taxes (R$ 361 million) + CDE resources (R$ 118 million)
- **9.7% increase in Energy Costs and Charges (R$ 162 million)**
  - 28.3% net increase in energy costs (R$ 374 million) — **CDE resources: R$ 432 million**
    - Exposure to MRE (GSF) (R$ 66 million) **NON RECURRING**
  - 60.9% net decrease in sector charges (R$ 212 million) — **CDE resources: R$ 266 million**
- **35.2% increase in Operating Costs and Expenses[3] (R$ 145 million)**
  - Fuel oil for EPASA's thermal dispatch (R$ 17 million)
  - CPFL Renováveis and Services (R$ 17 million)
  - Legal and judicial expenses and indemnities (R$ 73 million) and write-down of Epasa's assets (R$ 13 million) **NON RECURRING**

	1Q12	1Q13
PLD (R$/MWh)[4]	124.97	339.75
R$/US$	1.76	2.00

1) Take into account consolidation of projects. 2) Disregard construction revenues. 3) Personnel, Material, Third-party services and Others. 4) Average PLD for Southeast/Mid-West

1Q13 | PMSO

PMSO | R$ million


IGP-M¹ :+8.1%
+5.2%
+32.9%
331
(24)
(47)
402
133
535
(33)
(153)
349
PMSO 1Q12 adjusted
Personnel
MSO
PMSO 1Q12 IFRS
PMSO 1Q13
PMSO 1Q13 IFRS
Personnel
MSO
PMSO 1Q13 adjusted

Personnel

Reconciliation	1Q12	1Q13	%
Reported Personnel	159	180	+13.6
CPFL Renováveis	-9	-13	
CPFL Serviços	-15	-20	
Total adjustments	-24	-33	
Adjusted nominal	135	148	+9.6
Adjusted real[1]	146	148	+1.4

MSO

Reconciliation	1Q12	1Q13	%
Reported MSO	243	354	+45.6
Legal and judicial expenses		-73	
CPFL Renováveis	-23	-32	
CPFL Serviços	-17	-16	
EPASA fuel oil	-2	-20	
Others	-5	-12	
Total adjustments	-47	-153	
Adjusted nominal	197	201	+2.2
Adjusted real[1]	213	201	-5.4

PMSO 1Q13 (real):

Decrease of R$ 10 million (-2.7%)

Personnel: **+R$ 2 million (+1.4%)**

MSO: **-R$ 12 million (-5.4%)**

1) Variation of IGP-M in the period 1Q12 x 1Q13.

1Q13 Results

Net income| R$ million



+2.8%
-1.7%
399
13
413
50
33
(72)
(18)
405
5
410
1Q12 Adj. Net Income¹
Regulatory and Non-recurring
1Q12 IFRS Net Income
EBITDA
Financial Result
Depreciation/ Amortization
Income tax/ Social Contribution
1Q13 IFRS Net income
Regulatory and Non-recurring
1Q13 Adj. Net Income¹

- **4.7% increase in EBITDA (R$ 50 million)**
- **15.3% decrease in Negative Net Financial Result (R$ 33 million)**
  - Update of discos' financial assets (R$ 31 million)
  - Decrease in debt charges and financing costs (R$ 46 million)
  - Decrease of monetary and FX restatements (R$ 10 million)
  - Lower financial income (R$ 16 million)
  - Consolidation of CPFL Renováveis (R$ 43 million)
  - Others (R$ 5 million)
- **33.0% increase in Depreciation and Amortization (R$ 72 million)**
  - Depreciation of CPFL Renováveis' generation projects (R$ 37 million)
  - Depreciation of discos' assets (R$ 39 million)
- **Income tax and social contribution (R$ 18 million)**

	1Q12	1Q13
CDI	11.4% p.a.	7.5% p.a.
TJLP	6.0% p.a.	5.5% p.a.

1) Take into account consolidation of projects.

Indebtedness and leverage

Leverage¹ | R$ billion



7.6
10.0
12.6
12.5
Adjusted net debt¹/ Adjusted EBITDA²
2.42
2.73
2.89
3.03
3.34x: Considering IFRS accounting criteria
2010
2011
2012
1Q13

	2010	2011	2012	1Q13
Adjusted EBITDA² R$ million	3,151	3,665	4,377	4,111

Gross debt cost³ | LTM



Nominal
Real
17.7%
13.9%
13.4%
12.1%
13.4%
9.4%
10.5%
11.1%
9.0%
8.4%
9.4%
7.9%
9.9%
7.3%
7.1%
4.9%
4.4%
4.3%
3.0%
1.7%
2004
2005
2006
2007
2008
2009
2010
2011
2012
1Q13

Gross debt breakdown³



TJLP
28%
60%
CDI
7%
5%
Prefixed (PSI)
IGP

1) Financial covenants criteria, adjusted by disbursement of R$ 371 million from sector fund CDE at CPFL Paulista to take place in May-13. 2) LTM recurring EBITDA (covenants criteria). 3) Financial debt (+) private pension fund (-) hedge (considering proportional consolidation).

Debt profile

CPFL ENERGIA

Debt amortization schedule[1] (as of Mar 31, 2013) | R$ million



Adjusted coverage[3]:
1.9x short-term amortization (12M)
Cash coverage:
1.7x short-term amortization (12M)
Average tenor: **4.5** years
Short-term[1] (12M): **12.3%** of total
3,143
371[3]
2,772
1,642
1,798
1,986
2,236
2,093
2,179
3,803
Cash
Short-term
2014[2]
2015
2016
2017
2018
2019+

1) Disregard financial charges (ST = R$ 288 million; LT = R$ 41 million), hedge (net positive effect of R$ 439 million) and MTM (R$ 66 million). 2) Considers amortization as of April 01, 2013. 3) Disbursement from sector fund CDE at CPFL Paulista to take place in May-13.

CPFL Renováveis | 1Q13 Results

CPFL ENERGIA

IFRS

	Net revenues	EBITDA	Net income (Loss)
Change	▲ 70.0% R$ 94 million	▲ 76.4% R$ 61 million	▼ R$ 26 million
1Q12	R$ 135 million	R$ 80 million	R$ 11 million
1Q13	R$ 229 million	R$ 140 million	(R$ 15) million

Evolution of installed capacity[1]

MW



+77%
1,153
652
198
304
652
Brownfield
Greenfield
Aug-11
Joint venture CPFL and ERSA
1Q13

Highlights

- **Acquisitions (198 MW):**
  - ✓ Bons Ventos wind farms – 158 MW (Jun-12)
  - ✓ Ester biomass TPP – 40 MW (Oct-12)
- **Operational start-ups (304 MW):**
  - ✓ Bio Ipê TPP – 25 MW (May-12)
  - ✓ Bio Pedra TPP – 70 MW (May-12)
  - ✓ Santa Clara wind farms – 188 MW (Jul-12)
  - ✓ Tanquinho solar power plant – 1 MWp (Nov-12)
  - ✓ Salto Góes SHPP – 20 MW (Dec-12)
- **Impacts on 1Q13 net income:**
  - ✓ Higher indebtedness to support expansion plan
  - ✓ Higher depreciation/amortization expenses of new projects
  - ✓ Typical seasonality for biomass and wind farms in the beginning of the year

1) 100% CPFL Renováveis

CPFL Renováveis | Operational performance

CPFL ENERGIA

CPFL Renováveis presents a track record of high efficiency ratio.
Actual production of the last 12 months is above the certified load factor.


SIIF wind farms
Paracuru
119%
46.4 %
55.1 %
Foz do Rio Choró
126%
32.7 %
41.3 %
Icaraizinho
119%
45.6 %
54.4 %
Praia Formosa
112%
30.3 %
34.1 %
42.8%
117%
44.5%
116%
Bons Ventos wind farms
ENACEL
117%
38.3 %
44.7 %
Bons Ventos
112%
41.1 %
46,1 %
Taiba / Albatroz
125%
41.2 %
51.3 %
Canoa Quebrada
116%
41.2 %
47.7 %
46.9%
116%
Certified load factor
Actual load factor (last 12 months)¹
Efficiency rate (last 12 months)¹
Consolidated Load Factor (last 12 months)¹

1) 12 months ended in Feb/13.

Commercial start-up in **2013-2016(e)** | **582 MW / 270 MWavg**

	Commercial start-up (e)	Installed Capacity (MW)	Assured Energy (MWavg)	Capital structure (e)	PPA	
TPP Coopcana	2Q13	50	18.0	BNDES funding (approved and partially disbursed)	Free market	81% concluded
TPP Alvorada	2Q13	50	18.0	BNDES funding (approved and partially disbursed)	Free market	79% concluded
Macacos I wind farms[1]	3Q13	78.2	37.5	BNDES funding (bridge loan approved and disbursed, long-term funding under review)	Alternative sources auction (Aug/10) R$ 152.6[3]	59% concluded
Atlântica wind farms[2]	3Q13	120	52.7	BNDES funding (under review)	Alternative sources auction (2010) R$ 154.8[3]	58% concluded
Campo dos Ventos II wind farm	3Q13	30	15.0	BNDES funding (under review)	Reserve energy auction (Aug/10) R$ 142.5[3]	42% concluded
Campo dos Ventos wind farms[4]	3Q16	82.0	40.2	BNDES funding (structuring)	Free market	10% concluded
São Benedito wind farms[5]	3Q16	172.0	89.0	BNDES funding (structuring)	Free market	8% concluded

1) Macacos, Pedra Preta, Costa Branca and Juremas; 2) Atlântica I, II, IV and V; 3) Constant currency (Dec/12); 4) Campo dos Ventos I, III, V;
5) Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula São Domingos and Ventos de São Martinho

Best-in-class quality services

CPFL ENERGIA

Large Distributors[2]

Aneel's Ranking for Quality of Service

Global Performance Indicator of Continuity[1]

1st Place	5th Place	11th Place	12th Place
cpfl santa cruz	cpfl piratininga	cpfl paulista	RGE



0.44 CPFL Santa Cruz
0.46 Coelce
0.63 Cemar
0.63 EPB
0.66 CPFL Piratininga
0.73 Cosern
0.74 Copel-DIS
0.78 Enersul
0.8 EMG
0.81 CPFL Paulista
0.81 RGE
0.82 Eletropaulo
0.83 AES-SUL
0.83 Escelsa
0.84 Celpe
0.84 Elektro
0.85 Bandeirante
0.88 Coelba
0.94 Celesc-DIS
0.94 Celtins
0.98 Ampla
0.98 Cemig-D
1.53 Light
1.68 Celg-D

Small Distributors

ÍNDICE ANEEL DE SATISFAÇÃO DO CONSUMIDOR iasc 2012

Aneel's Consumer Satisfaction Index

Consumer perception about the quality of services provided by the distribution concessionaires (from 30 thousand up to 400 hundred thousand consumers)

cpfl santa cruz

2012 South and Southeast Winner

1) Global Performance Indicator of Continuity (DGC) is the arithmetic average of the ratios between the values calculated and the annual limits of the DEC and FEC indicators. Values and Ranking developed and released by Aneel. 2) Market higher than 1 TWh.

Stock market performance

CPFL ENERGIA

Shares performance on BM&Fbovespa
1Q13



-1.4%
-3.6%
-7.5%
CPFE3
IEE
IBOV

ADRs performance on NYSE
1Q13



11.3%
CPL
0.9%
-0.1%
Dow Jones Br20
Dow Jones Index

Daily average trading volume on BM&Fbovespa + NYSE | R$ million



2,512
+56.7%
3,935
35.6
+8.3%
38.4
20.3
18.4
15.3
20.0
1Q12
1Q13
Bovespa
NYSE
Daily average number of trades on BM&FBovespa

Shares performance
2013 accumulated (up to April 26)



-3.7%
- 4.4%
-6.2%
-13.3%
ISE
IBOV
IEE
CPFE3

IBOVESPA | IBRX | IEE | ITAG | IGC | IGCT | ISE | DOW JONES BRAZIL TITANS 20 ADR | MSCI Indexes

Source: Economática

100 anos
GERANDO
HISTÓRIAS

CPFL
ENERGIA

© CPFL Energia 2013. All rights reserved.